P.E. 2/1/02

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02017032

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of February 2002

RICHMONT MINES INC.
(Name of Registrant)

110, avenue Principale, Rouyn-Noranda, Quebec J9X 4P2
(Address of principal executive offices)

1. On February 20, 2002, Richmont Mines Inc. issued a News Release - RICHMONT MINES ANNOUNCES INCREASED EARNINGS FOR 2001. This report is filed solely for the purpose of filing a copy of the press release attached hereto.

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F xxx Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes _ No xxx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Richmont Mines Inc. -- SEC File No. 0-28816
(Registrant)

Date 02/20/02 By [signature]
Jean-Yves Laliberté, Vice-President, Finance

RICHMONT

Mines Richmont inc.

110, avenue Principale
Rouyn-Noranda QC
J9X 4P2, CANADA

Tél.: (819) 797-2465
Téléc.: (819) 797-0166
www.richmont-mines.com

NEWS RELEASE

RICHMONT MINES ANNOUNCES INCREASED EARNINGS FOR 2001

MONTREAL, February 20, 2002 – Richmont Mines Inc. announces revenues of $35,261,411 for the year ended December 31, 2001, compared with revenues of $35,508,824 in 2000. Despite the Nugget Pond Mine asset writedown of $4,162,918 and the $1,050,000 provision for restoration costs in the second quarter of 2001, net earnings for the year were $518,090, or $0.03 per share, a remarkable increase compared with the loss of $3,390,926, or ($0.22) per share, recorded in 2000. For the year ended December 31, 2001, cash flow from operations was $11,950,388, or $0.79 per share, compared with $10,971,758, or $0.72 per share, for the previous year. The average selling price of gold was US$271 per ounce, compared with US$292 in 2000.

Net earnings for the fourth quarter were $2,915,886, or $0.19 per share, up from the loss of $6,652,188, or ($0.44) per share, posted for the same period in 2000, when an asset writedown of $5,964,208 affected results. Cash flow from operations for the quarter was $6,853,037, or $0.46 per share, compared with ($3,148), or nil per share, for the fourth quarter of 2000. This turnaround is attributable to the record production of 31,206 ounces of gold at a cash cost of US$141 per ounce in the fourth quarter of 2001, compared with 14,200 ounces of gold at a cash cost of US$184 per ounce in the fourth quarter of 2000.

Richmont Mines' total production decreased slightly in 2001, to 73,344 ounces of gold at an average cash cost of US$163 per ounce, compared with 79,268 ounces of gold at an average cash cost of US$191 per ounce the previous year. This is primarily attributable to the Beaufor Mine remaining closed throughout 2001. The excellent results obtained at the Hammerdown and Francoeur Mines account for the lower cash cost of production.

In 2001, the Francoeur Mine in Quebec produced 30,586 ounces of gold at a cash cost of US$185 per ounce, one of its best yields ever. As a result of the depletion of its reserves, the Francoeur Mine ceased operations on November 30, 2001. During its active lifespan, this mine produced over 340,000 ounces of gold. After closing the mine, the Company ensured that the facility remained in operational condition, and at the beginning of February 2002, Richmont Mines reached an agreement with a private company to acquire the Norex property adjacent to the mine. This acquisition will allow the Company to prepare an exploration program designed to evaluate the potential extension at depth of Francoeur's main zone. This would involve drifting from Level 17 of the mine, which is at a depth of 2,700 feet, where a deep-drilling program could then begin. Richmont Mines has applied for financial assistance from the Quebec Ministry of Natural Resources in order to realize this project.

During the fourth, quarter Richmont Mines, which is now the operator of the Beaufor mine, continued the work required to secure the mine. At the end of 2001, the Company received authorization to reopen the mine, and operations resumed gradually in early January. To date, over 20,000 tons of ore from the mine has been transported to the Camflo Mill, where it will be processed beginning in April 2002. The processing of the ore is being delayed to minimize the additional costs associated with conducting milling operations in winter and to allow the work required to modernize the Camflo Mill to be completed.

Since production started at the Hammerdown Mine in Newfoundland in July 2001, it has produced 34,210 ounces of gold at a cash cost of US$115 per ounce. A total of 58,765 tons of ore grading 0.60 ounces of gold per ton were processed during this period, and the gold recovery rate at the Nugget Pond Mill was 97.8%.

As for the exploration program at the Nugget Pond Mine, it failed to produce the expected results and the mine was closed down permanently in December 2001. Between April 1, 1997, and September 30, 2001, the mine produced a total of 167,028 ounces of gold, slightly more than the initial reserve estimate of 160,000 ounces of gold.

In 2002, Richmont Mines expects to produce 100,000 ounces of gold at an average cash cost of US$170 per ounce, from the Beaufor and Hammerdown Mines. Since 40% of Richmont Mines' gold production for 2002 is protected by hedging contracts at a price of US$300 (CAN$480) per ounce, the Company's financial results should improve considerably.

The Company has no long-term debt, and as of December 31, 2001, it had cash and cash equivalents of $15.6 million and an unused line of credit of over $5 million. With this solid financial position, Richmont Mines is actively searching for other profitable gold projects.

Jean-Guy Rivard
President

Disclosure regarding forward-looking statements
This news release contains forward-looking statements that include risks and uncertainties. The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-US exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenues and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be detailed from time to time in Richmont Mines Inc.'s periodic reports.

FINANCIAL DATA

(CAN$)	Three-month period ended December 31		Year ended December 31	
	2001	2000	**2001**	2000
		Restated		Restated
Revenues	**13,525,503**	4,506,703	**35,261,411**	35,508,824
Net earnings (loss)	**2,915,886**	(6,652,188)	**518,090**	(3,390,926)
Cash flow from operations	**6,853,037**	(3,148)	**11,950,388**	10,971,758
Basic earnings per share	**0.19**	(0.44)	**0.03**	(0.22)
Cash flow from operations per share	**0.46**	-	**0.79**	0.72
Weighted average shares outstanding	**15,051,200**	15,083,284	**15,051,644**	15,156,374

(CAN$)	December 31 2001	December 31 2000
Working capital	**14,422,453**	13,780,089

GOLD PRODUCTION DATA

	Three-month period ended December 31			
	2001		2000	
	Ounces	**Cash cost US$/oz**	Ounces	Cash cost US$/oz
Nugget Pond	-	-	5,625	134
Hammerdown	**19,359**	**124**	-	-
Francoeur	**11,847**	**170**	8,575	216
Beaufor (50%)	-	-	-	-
Total production	**31,206**	**141**	14,200	184
Ounces of gold sold	**30,163**		10,541	
Average selling price per ounce		**US$285**		US$288

	Year ended December 31			
	2001		2000	
	Ounces	**Cash cost US$/oz**	Ounces	Cash cost US$/oz
Nugget Pond	**8,548**	**272**	37,950	142
Hammerdown	**34,210**	**115**	-	-
Francoeur	**30,586**	**185**	24,199	238
Beaufor (50%)	-	-	17,119	234
Total production	**73,344**	**163**	79,268	191
Ounces of gold sold	**81,153**		77,541	
Average selling price per ounce		**US$ 271**		US$292

2000 average exchange rate: US$1 = CAN$1.49
2001 average exchange rate: US$1 = CAN$1.55

For more information, contact:
Martin Rivard
Executive Vice-President

Telephone: (819) 797-2465
Fax: (819) 797-0166

Trading symbol: RIC
Website: www.richmont-mines.com

Listings: Toronto – Amex